SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of March, 2007
                                          --------------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  NOTIFICATION OF TRANSATIONS OF DIRECTORS,
                                PERSONS DISCHARGING MANAGERIAL RESPONSIBIITY
                                OR CONNECTED PERSONS
                                --------------------------------------------

AMVESCAP PLC
IMMEDIATE RELEASE  2 MARCH 2007
CONTACT: MICHAEL PERMAN  TEL: 020 7065 3942


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture)should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

   AMVESCAP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii)

         PURSUANT TO (iii) BOTH (i) AND (ii)
         MARTIN FLANAGAN
         JAMES ROBERTSON

         PURSUANT TO (i)
         MARK ARMOUR
         KEVIN CAROME
         JOHN S. MARKWALTER JR.
         COLIN MEADOW
         LOREN STARR
         PHILIP TAYLOR
         ROBERT YERBURY

3. Name of person discharging managerial responsibilities/director

   MARTIN FLANAGAN
   JAMES ROBERTSON
   MARK ARMOUR
   KEVIN CAROME
   JOHN S MARKWALTER JR
   COLIN MEADOWS
   LOREN STARR
   PHILIP TAYLOR
   ROBERT YERBURY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   AS 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   NOTIFICATION RELATES TO THE PERSONS NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY US$0.10 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

   -

8. State the nature of the transaction

   AWARD OF RESTRICTED STOCK BY THE AMVESCAP GLOBAL STOCK PLAN IN ACCORDANCE WITH THE PLAN RULES.

9. Number of shares, debentures or financial instruments relating to shares acquired

   Flanagan, Martin L                      211,899

   Robertson, James                         63,568

   Armour, Gregory Mark                    110,186

   Carome, Kevin Michael                    88,996

   Markwalter Jr., John S.                  63,568

   Meadows, Colin D                        110,186

   Starr, Loren M.                         127,138

   Taylor, Philip A.                       220,374

   Yerbury, Robert John                    114,424

10.Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

   Flanagan, Martin L                  0.0253
   Robertson, James                    0.0076
   Armour, Gregory Mark                0.0132
   Carome, Kevin Michael               0.0106
   Markwalter Jr., John S.             0.0076
   Meadows, Colin D                    0.0132
   Starr, Loren M.                     0.0152
   Taylor, Philip A.                   0.0263
   Yerbury, Robert John                0.0137

11.Number of shares, debentures or financial instruments relating to shares disposed

   N/A

12.Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

   N/A

13.Price per share or value of transaction

   601p

14.Date and place of transaction

   28 FEBRUARY 2007, LONDON

15.Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

   Flanagan, Martin L                  5,718,749      0.6830
   Robertson, James                    1,774,059      0.2119
   Armour,Gregory Mark                   111,236      0.0133
   Carome, Kevin Michael                 221,218      0.0264
   Markwalter Jr., John S.             1,176,951      0.1406
   Meadows,Colin D                       268,081      0.0320
   Starr, Loren M.                       555,505      0.0663
   Taylor, Philip A.                     241,960      0.0289
   Yerbury, Robert John                1,533,217      0.1831

16.Date issuer informed of transaction

   2  MARCH, 2007

   If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.Date of grant

   .................................

18.Period during which or date on which it can be exercised

   .................................

19.Total amount paid (if any) for grant of the option

   .................................

20.Description of shares or debentures involved (class and number)

   .................................

21.Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

   .................................

22.Total number of shares or debentures over which options held following notification

   .................................

23.Any additional information

   .................................

24.Name of contact and telephone number for queries

   MICHAEL PERMAN
   020 7065 3942

Name and signature of duly authorised officer of issuer responsible for making notification

M Perman

Date of notification

2 MARCH 2007


END



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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  2 March, 2007                   By   /s/  Michael Perman
      -----------------                   --------------------------
                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary